COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina
Acting Chief Financial Officer
011-525-55-629-8866

León Ortíz
Treasurer
011-525-55-447-5836

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.
AND SUBSIDIARIES REPORT FIRST QUARTER RESULTS

(Mexico City, May 20, 2003) Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and subsidiaries (“TFM”) today reported first quarter results.

OPERATIONAL RESULTS FOR THE FIRST QUARTER OF 2003

TFM’s first quarter car loads grew 12.3 percent compared to the first quarter of 2002, the main segments contributing to this volume increase were Cement, metals and minerals; Chemicals, Intermodal; Agroindustrial; and Mexrail. The Automotive segment reduced the number of car loads, and the revenues of this segment were approximately $10.0 million lower than the revenues of the first quarter of 2002. Volume increase was explained by the conversion effort; the recovery of the steel industry; and the penetration of the intermodal segment. Consolidated net revenues for the first quarter of 2003 were $168.5 million, which represented a decrease of $2.3 million or minus 1.3 percent from revenues of $170.8 million for the same period in 2002. Peso depreciation affected revenues by approximately $17.0 million during the first quarter of 2003, compared with revenues of first quarter 2002. Peso depreciation averaged 18.6 percent on a yearly basis.

Operating profit for the first quarter of 2003 was $27.9 million, representing a decrease of $7.0 million from the first quarter of 2002. The decrease in operating profit for the first quarter of 2003 was mainly due to the above mentioned decrease in revenues, because of the Mexican peso devaluation, and an increase in fuel prices as a consequence of the Iraq war. As a result of the foregoing, TFM’s operating ratio for the first quarter of 2003 was 83.5 percent. The company continues implementing various cost reduction actions especially in salaries and fringe benefits.

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FINANCIAL EXPENSES

Net financial expenses incurred in the first quarter of 2003 were $32.5 million. TFM recognized a $5.1 million foreign exchange loss resulting from a devaluation of the peso against the dollar during the first quarter of 2003.

NET INCOME

Net income for the first quarter of 2003 was negatively impacted by a deferred income tax expense of $7.0 million basically as a result of the reduction in tax credit values due to the depreciation of the peso.

EBITDA

EBITDA for the first quarter of 2003 was $45.3 million. EBITDA margin (EBITDA as a percentage of revenues) for the first quarter of 2003 was 26.9 percent.

SALE OF 51% SHARES OF MEXRAIL TO NAFTA RAIL

During May 2003, TFM sold the 51 percent of the shares of Mexrail, Inc. to Kansas City Southern (KCS) that includes the TexMex railroad and the Laredo railroad-bridge, receiving an amount of $32.6 million. Proceeds of this sale will be reinvested in TFM. The financial statements shown in this release continues to include the consolidation of Mexrail into TFM.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2003, accounts receivable decreased by 6.2 percent to $190.0 million from $202.5 million at December 31, 2002.

As of March 31, 2003, accounts payable and accrued expenses were $135.7 million, an increase of $7.0 million or 5.4 percent from December 31, 2002. From this balance, $17.9 million corresponds to Mexrail. TFM’s capital expenditures were $8.7 million during the first quarter of 2003.

At the end of the first quarter, TFM had an outstanding net debt balance of $971.9 million, including the discounted value of $115.0 million of U.S. commercial paper issuance, and $44.2 million of cash and cash equivalents.

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This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words “believe”, “expect” and “anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S.–Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow……….

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TFM Add 3 Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Statement of Income ( Amounts expressed in thousands of US dollars ) ( Unaudited )

	Three months ended March 31,

	2003(1)	2002(1)

Transportation revenues	168,524	$ 170,783

Operating expenses	(119,790)	(115,326)
Depreciation and amortization	(20,870)	(20,579)

Total cost	(140,660)	(135,905)

Operating profit	27,864	34,878

Other expenses - net	(4,057)	(4,864)

Financial expenses - net	(27,482)	(19,995)
Exchange profit (loss) - net	(5,064)	815

Net comprehensive financing cost	(32,546)	(19,180)

Income (loss) before taxes	(8,739)	10,834
and minority interest
Deferred income tax benefit (expense)	(7,000)	3,047

Income (loss) before minority interest	(15,739)	13,881

Minority interest	3,200	(2,941)

Net income (loss) for the period	($ 12,539)	$ 10,940

(1) It includes Mexrail Inc.and Subsidiary for the whole period. The consolidated financial statements were prepared in accordance with International Accounting Standards. - more -
TFM Add 4 Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Balance Sheet ( Amounts expressed in thousands of US dollars ) ( Unaudited )

	March 31, 2003(1)	December 31, 2002(1)

		(Audited)

Assets
Current assets
Cash and cash equivalents	$44,231	$30,249
Accounts receivable - net	190,007	202,538
Materials and supplies	21,611	20,261
Other current assets	12,298	12,202

Total current assets	268,147	265,250
Concession, property and equipment - net	1,819,689	1,832,289
Other assets	34,532	36,034
Deferred income tax	93,973	100,972

Total assets	$2,216,341	$2,234,545

Liabilities and stockholders’ equity
Current liabilities
Commercial paper and capital
lease due within one year	$36,865	$18,553
Accounts payable and accrued expenses	135,714	128,742

Total current liabilities	172,579	147,295
Long-term debt and capital lease obligation	979,293	1,004,552
Other non-current liabilities	38,246	40,735

Long-term liabilities	1,017,539	1,045,287

Total liabilities	1,190,118	1,192,582

Minority interest	326,419	329,619

Stockholders’ equity
Capital stock	807,008	807,008
Treasury shares	-204,904	-204,904
Effect on purchase of subsidiary shares	-33,562	-33,562
Retained earnings	131,262	143,802

Total stockholders’equity	699,804	712,344

Total liabilities and stockholders’ equity	$2,216,341	$2,234,545

(1) It includes ATFM, Mexrail Inc.and Subsidiary. The consolidated financial statements were prepared in accordance with International Accounting Standards. - more -
TFM Add 5 Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiaries Consolidated Statement of Cash Flows ( Amounts expressed in thousands of US dollars ) ( Unaudited )

	Three months ended March 31,

	2003(1)	2002(1)

Cash flows from operating activities:
Net income for the period	($12,539)	$ 10,940

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	20,870	20,579
Discount on senior secured debentures	0	12,032
Amortization of deferred financing costs	1,598	794
Other non cash item	4,454	1,932
Changes in working capital	15,191	5,533

Total adjustments	42,112	40,870

Net cash provided by operating activities	29,574	51,810

Cash flows from investing activities:
Investment in Mex-Rail	0	(44,000)
Acquisitions of property and equipment - net	(8,690)	(14,301)
Sale of equipment	98	96

Net cash used in investing activities	(8,592)	(58,205)

Cash flows from financing activities:
Proceeds payments of commercial paper - net	(7,000)	29,945

Net cash (used in) provided by financing activities	(7,000)	29,945

Increase in cash and cash equivalents	13,982	23,550
Cash and cash equivalents
Beginning of period	30,249	53,103

End of period	$ 44,231	$ 76,653

(1) It includes Mexrail Inc.and Subsidiary for the whole period. The consolidated financial statements were prepared in accordance with International Accounting Standards. - ### -